GRUPO CASA SABA

MR. ISAAC SABA RAFFOUL PASSES AWAY

Mexico City, Mexico, July 29, 2008. - Grupo Casa Saba, S.A.B. de C.V. (SAB) announces the passing of the President of its Board of Directors, Mr. Isaac Saba Raffoul, this past Sunday, July 27, 2008.  The Group’s management and staff members are deeply sorry for the loss and extend their most sincere condolences to his widow and children.

In homage to our founder, at Grupo Casa Saba we will continue to operate based on his principles of hard work and his commitment to both the company and its shareholders.

Contacts:

Grupo Casa Saba                                                          IR Communications
Rodrigo Echagaray, IRO                                               Jesús Martínez Rojas
(52 55) 5284-6672                                                         (52 55) 5644-1247
rechagar@casasaba.com                                             jesus@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com